UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100	Page 1

1.	Name Of Reporting Person Joseph M. Field
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship Or Place Of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 8,994,961
	8.	Shared Voting Power 455,000
	9.	Sole Dispositive Power 8,994,961
	10.	Shared Dispositive Power 455,000
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 9,449,961
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 293639100	Page 2

Preliminary Note: This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by Joseph M. Field to amend and supplement the Schedule 13D originally filed on July 9, 2008, (as amended to date, the “Schedule 13D”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D. This Amendment No. 8 is being filed to update the percent of the Class A common stock owned by the reporting person based on the number of shares of Class A common stock outstanding as of March 6, 2018, as disclosed in the Form 10-K for the year ended December 31, 2017, filed by the Company on March 16, 2018.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	Amount Beneficially Owned:	9,449,961

Joseph M. Field beneficially owns 9,449,961 shares which includes: (i) 4,871,897 shares of Class A common stock for which Joseph M. Field is the record holder; (ii) 799,537 shares of Class A common stock which Joseph M. Field holds as trustee in trust for the benefit of himself; (ii) 3,295,949 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which Joseph M. Field is the record holder; (iii) 330,000 shares of Class A common stock beneficially owned by the spouse of Joseph M. Field; (iv) 6,000 shares of Class A common stock which may be acquired through the exercise of options; (v) 21,578 shares of Class A common stock held of record by Joseph M. Field as trustee of a trust; (vi) 75,000 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Foundation; and (viii) 50,000 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Family Environmental Foundation.

(b)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	8,994,961

	(ii)	shared power to vote or to direct the vote:	455,000

	(iii)	sole power to dispose or to direct the disposition of:	8,994,961

	(iv)	shared power to dispose or to direct the disposition of:	455,000

(c)    During the past sixty (60) days Joseph M. Field acquired (net of deemed dispositions in connection with the vesting of equity compensation) an aggregate of 994,276 shares:

(I)    Joseph M. Field was deemed to have disposed of 5,724 shares of Class A common stock of the Company in order to satisfy the tax obligations in connection with the vesting of shares of restricted stock, as follows:

•	1,021 withheld on February 3, 2018 for a deemed value of $10.55 per share.

•	3,570 withheld on February 10, 2018 for a deemed value of $10.05 per share.

•	1,133 withheld on February 10, 2018 for a deemed value of $10.05 per share.

CUSIP No. 293639100	Page 3

(II)    Joseph M. Field purchased 1,000,000 shares of Class A common stock of the Company, on the open market, as follows:

•	100,000 purchased on March 9, 2018 at an average price of $9.99 per share.

•	200,000 purchased on March 12, 2018 at an average price of $9.95 per share.

•	200,000 purchased on March 13, 2018 at an average price of $9.87 per share.

•	100,000 purchased on March 14, 2018 at an average price of $9.98 per share.

•	100,000 purchased on March 15, 2018 at an average price of $9.97 per share.

•	100,000 purchased on March 16, 2018 at an average price of $10.00 per share.

•	110,000 purchased on March 19, 2018 at an average price of $9.99 per share.

•	90,000 purchased on March 20, 2018 at an average price of $9.84 per share.

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CUSIP No. 293639100	Page 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2018
Date

/s/ Joseph M. Field
Signature

Joseph M. Field
Name/Title